Exhibit 12.1

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Years ended November 30
(Dollars in thousands)	2000	2001	2002	2003	2004
Income (Loss) from continuing operations before taxes	$23,458	$(29,836)	$(28,576)	$11,467	$(65,311)

Fixed Charges:
Interest	35,294	32,386	34,227	34,036	36,706
Preferred stock dividends accrued	—	—	—	4,169	16,674
Interest factor portion of rentals	1,440	1,710	1,920	1,650	2,100

	36,734	34,096	36,147	39,855	55,480

Earnings (loss) before income taxes and fixed charges	$60,192	$4,260	$7,571	$51,322	$(9,831)
Preferred stock accretion and accrued dividends	$11,848	$13,282	$14,887	$12,274	$—
Ratio of earnings to fixed charges and preferred stock accretion and accrued dividends	1.24x	N/A	N/A	N/A	N/A
Earnings inadequate to cover fixed charges and preferred stock accretion and accrued dividends	N/A	$43,118	$43,463	$807	$65,311